SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

08 June, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Payments to Govts 2025 Part 1 of 1 dated 08 June 2026

Exhibit 1.1

BP p.l.c.

Report on Payments to Governments

Year ended 31 December 2025

Contents

Introduction	2
Basis of preparation	2
Payments overview	5
Payments by country	6
Angola	6
Australia	7
Azerbaijan	8
Brazil	9
Canada	10
Egypt	11
India	12
Indonesia	13
Iraq	14
Libya	15
Mauritania	16
Oman	17
Senegal	18
Trinidad and Tobago	19
United Arab Emirates	20
United Kingdom	21
United States	22
Other resources	23

Introduction
BP p.l.c. has prepared the following consolidated report (‘the report’) on payments to governments in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the ‘Regulations’). The Report also addresses BP p.l.c.’s reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The Basis of preparation section contains information about the content of the Report, the types of payments included and the principles that have been applied in preparing the Report.

bp’s wider contribution
bp makes a broader socioeconomic contribution to countries in which we operate in many different ways, beyond the payments that are required to be reported under the Regulations. bp makes payments to governments in connection with parts of our business other than extractive activities, which are outside the scope of the Regulations and therefore not included in this report. See Other resources on page 21 for links to other information on bp's reporting.

bp’s position on revenue transparency
bp supports transparency in the flow of revenue from oil and gas activities to governments. This helps stakeholders hold public authorities to account for the way they use funds received through taxes and other agreements.

Basis of preparation
Under the Regulations, the directors of BP p.l.c. are required to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both BP p.l.c. and any of its subsidiary undertakings included in the consolidated group accounts. The term ‘bp’ is used interchangeably within this report to indicate BP p.l.c. or any subsidiary undertaking within the scope of the report.

Activities within the scope of the report
Payments made to governments that relate to bp’s activities involving the exploration, prospection, discovery, development, and extraction of minerals, oil, natural gas deposits or other materials (‘extractive activities’) are included in this report.
Payments made to governments that relate to trading, export (pipelines), refining and processing, renewables projects and other activities that are not within the scope of extractive activities as defined by the Regulations are not included in this report.
Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, bp reports the payment in its entirety if it is not possible to disaggregate it.

Government
Under the Regulations, a ‘government’ is defined as any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking controlled by such an authority. In some countries, certain local indigenous organizations fall within this definition of government. Where this is the case, payments made to such organizations have been included in this report. Where a state-owned enterprise undertakes activities outside of its home jurisdiction, then it is not considered to be a government.

Cash basis
Payments are reported on a cash basis, meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis (which would mean that they were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by bp and are shown as negative amounts in the report. Where payments in kind are made to a government, they are valued, and footnotes are included to help explain the valuation method and any related volumes.

Reporting principles
The Regulations require payments to be reported where they are made to governments by BP p.l.c. and its subsidiary undertakings in respect of extractive activities. The Regulations also require the disclosure of payments to reflect the substance of each payment and the relevant activity or project concerned. In light of these requirements, bp has assessed its reporting obligations as follows:

●
Where bp has made a payment to a government, such payment is reported in full, whether made in bp’s sole capacity or in bp’s capacity as the operator of a joint venture. Payments made to governments in connection with joint ventures are included in the report if, and to the extent that, bp makes the relevant payment. Typically, such circumstances will arise where bp is the operator of the joint venture. Payments made by an incorporated joint venture which is not a subsidiary of bp are not included within this report.
●
In some instances, bp is a partner in unincorporated joint ventures where the role of operator is performed through a non-typical operatorship model, whereby multiple entities contribute to an unincorporated body which has the role of operator. In relation to such joint ventures, payments made by bp to the government are reported and payments for which bp has direct responsibility to the government, but which are paid on its behalf, are also reported.
●
bp’s equity-accounted investments for the financial year ended 31 December 2025 are not bp subsidiaries and therefore in accordance with the Regulations, payments made by such entities are not included in this report.

Project definition
The Regulations require payments to be reported by project (as a subcategory within a country). They define a ‘project’ as the operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected, then they can be treated as a single project. Under the Regulations, ‘substantially interconnected’ means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production-sharing agreement, or other overarching legal agreement. Factors used to determine whether contracts or licences are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The number of projects will depend on the contractual arrangements within a country and not necessarily on the scale of activities. A project will only appear in this report where relevant payments occurred during the year in relation to that project.

The Regulations acknowledge that for some payments it may not be possible to attribute a payment to a single project and therefore such payments may be reported at the country level. For example, corporate income taxes, which are typically not levied at a project level.

Materiality threshold
The Regulations require that payments made as a single payment exceeding £86,000 or as part of a series of related payments within a financial year exceeding £86,000 be included in this report.

Reporting currency
All payments have been reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the date of payment.

Payment types
The Regulations define a ’payment‘ as an amount paid whether in money or in kind, for relevant activities where the payment type is one of the following:

●
Production entitlements
Under production sharing agreements (PSAs), the production is shared between the host government and the other parties to the PSA. The host government typically receives its share or entitlement in kind rather than being paid in cash. In this report, such production entitlement volumes to the government are reported on a lifting basis, i.e. when the government takes possession of its share of production. A market value is applied, usually using the valuation method from the relevant PSA. For joint ventures in which bp is the operator, government production entitlements are reported in their entirety, in accordance with the notes above. Where the national oil company (NOC) is also a partner in the joint venture, their production entitlement is reported in addition to the government share of production. The NOC’s entitlement as a partner will include both their share of production as investor’s return as well as their entitlement for the reimbursement of their costs.

●
Taxes
This report includes taxes levied on income, production or profits and taxes withheld from dividends, royalties and interest received by bp. In addition, taxes paid on behalf of bp by the NOC out of production entitlements are reported. Taxes levied on consumption, personnel, sales and procurement (contractor’s withholding taxes), property and environmental taxes, and customs and excise are not reportable under the Regulations.

●
Royalties
These may be paid in cash or in kind (valued in the same way as production entitlements).

●
Fees
In preparing this report, bp has included licence fees, rental fees, entry fees and all other payments that are paid in consideration for new and existing licences and/or concessions. Fees paid to governments for administrative services are excluded.

●
Bonuses
Signature, discovery and production bonuses and other bonuses payable under licences or concession agreements are included in the report.

●
Infrastructure improvements
Such payments include a road, or a building provided by bp that forms part of the fundamental facilities and systems serving a community or area. These payments are included in the report whether or not bp is contractually obliged to fund them and are reported when the relevant assets are handed over to the government or the local community.

●
Dividends
These are dividends that are paid in lieu of production entitlements or royalties. Dividends paid by bp to a government as an ordinary shareholder are excluded. For the year ended 31 December 2025, there were no reportable dividend payments to a government.

●
Other considerations
The payments shown in this report are rounded to the nearest $0.1 million. Due to rounding, some totals in the following tables may not agree exactly with the sum of their component parts. Amounts are shown to the nearest dollar in the data submitted and are available on the UK Companies House website.

Payments overview

The table below shows the relevant payments to governments made by bp in the year ended 31 December 2025, by country and payment type.

Of the seven payment types required by the Regulations, bp did not pay any relevant dividends and therefore the category is not shown.

$ million
Country	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Angola		0.3					0.3
Australia		83.0	80.3	13.5			176.8
Azerbaijan	9,117.9	427.9		2.1	450.2		9,998.1
Brazil				0.4			0.4
Canada				12.1			12.1
Egypt	16.2	385.2		2.0	1.0		404.4
India	118.1	82.8					201.0
Indonesia	1,069.5	355.0					1,424.5
Iraq					25.0		25.0
Libya				0.9			0.9
Mauritania	45.6			0.7	6.0		52.3
Oman	2,198.2	683.3		2.0			2,883.6
Senegal	22.0			0.3		6.2	28.6
Trinidad and Tobago		353.1		4.5			357.6
United Arab Emirates		4,189.8		6.4			4,196.2
United Kingdom		1,040.8		8.7			1,049.5
United States		269.7	1,110.3	13.9	12.3		1,406.1
Total	12,587.5	7,870.8	1,190.6	67.4	494.4	6.2	22,217.1

Payments by country

Angola

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Finance		0.3					0.3
Total		0.3					0.3

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Payments not attributable to projects		0.3					0.3
Total		0.3					0.3

Australia

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Australian Taxation Office		83.0		6.4			89.3
Department for Energy and Mining				6.4			6.4
Department of Finance				0.7			0.7
Department of Mines, Industry Regulation and Safety			80.3				80.3
Total		83.0	80.3	13.5			176.8

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
North West Shelf		83.0	80.3	13.5			176.8
Total		83.0	80.3	13.5			176.8

Azerbaijan

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Azerbaijan (ACG) Ltd. (SOCAR subsidiary)a	1,122.7						1,122.7
Ministry of Taxesb		427.9					427.9
SGC Upstream LLCc	1,132.6						1,132.6
State Oil Company of Azerbaijan Republic (SOCAR)d	268.0						268.0
State Oil Fund of Azerbaijan (SOFAZ)e	6,594.5			2.1	450.2		7,046.8
Total	9,117.9	427.9		2.1	450.2		9,998.1

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Azeri-Chirag-Deepwater Gunashli – PSAf	6,136.6	38.1			450.0		6,624.7
Shafag-Asiman – PSA				2.1			2.1
Shah Deniz – PSAg,h	2,981.2	389.8			0.2		3,371.2
Total	9,117.9	427.9		2.1	450.2		9,998.1

a	Payments in kind for 16.7 million barrels of crude oil valued at netback value per the production sharing agreement.
b	Includes $389.8 million of taxes settled by SOCAR on bp’s behalf, out of entitlement, pursuant to the relevant agreements.
c	Includes payments in kind of $251.2 million for 3.9 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.
d	Payments in kind for 2.9 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.
e
Includes payments in kind of $5,171.5 million for 76.8 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.

f
Includes payments in kind of $5,868.7 million for 86.9 million barrels of crude oil valued at netback value per the production sharing agreement and payments in kind of $268.0 million for 2.9 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.

g
Includes payments in kind of $676.8 million for 10.5 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.

h	Pursuant to the relevant agreements, SOCAR paid these taxes on bp’s behalf out of revenue entitlements.

Brazil

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Petrobras				0.4			0.4
Total				0.4			0.4

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
CM-477				0.4			0.4
Total				0.4			0.4

Canada

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Canada Newfoundland and Labrador Offshore Energy Regulator				11.4			11.4
Government of The Province of Alberta				0.4			0.4
Natural Resources Canada				0.2			0.2
Total				12.1			12.1

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Newfoundland Exploration				11.6			11.6
Terre De Grace				0.4			0.4
Total				12.1			12.1

Egypt

$ million
Government	Production entitlements	Taxes	Royalties	Fees	Bonuses	Production improvements	Total
Egyptian General Petroleum				2.0			2.0
Egyptian Natural Gas Holdinga,b	16.2				1.0		17.2
Egyptian Tax Authority		385.2					385.2
Total	16.2	385.2		2.0	1.0		404.4

Projects	Production entitlements	Taxesa	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Baltima		18.5					18.5
East Portsaid					1.0		1.0
El Qaraaa		11.9					11.9
North Alexandria / West Mediterranean Deep Watera		33.1					33.1
North North Damiettaa		199.7					199.7
North El Hammad Offshorea		43.3					43.3
Ras El Bara,b	16.2	19.2					35.5
Temsaha		1.1					1.1
UGDC		0.8					0.8
West Nile Delta				2.0			2.0
Zohra		57.4					57.4
Total	16.2	385.2		2.0	1.0		404.4

a	Pursuant to the relevant agreements, Egypt General Petroleum Corporation paid these taxes on bp's behalf out of production entitlement.
b	Includes payments in kind of $16.2 million for 0.9 million barrels of crude oil valued as net payable provision estimate per the production sharing agreement.

India

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Income Tax Department		82.8					82.8
Ministry of Petroleum and Natural Gas	118.1						118.1
Total	118.1	82.8					201.0

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
KG D6 KG-DWN-98/3	118.1						118.1
Payments not attributable to projects		82.8					82.8
Total	118.1	82.8					201.0

Indonesia

$ million
Governments	Production entitlementsa	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Financea	1,069.5	355.0					1,424.5
Total	1,069.5	355.0					1,424.5

Projects	Production entitlementsa	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Tangguha	1,069.5	355.0					1,424.5
Total	1,069.5	355.0					1,424.5

a	Includes payments in kind of $97.2 million for 1.6 million barrels of condensates valued per the production sharing agreement. The remaining production entitlement for LNG was paid in cash.

Iraq

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
North Oil Company					25.0		25.0
Total					25.0		25.0

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Kirkuk					25.0		25.0
Total					25.0		25.0

Libya

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
National Oil Corporation				0.9			0.9
Total				0.9			0.9

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Payments not attributable to projects				0.9			0.9
Total				0.9			0.9

Mauritania

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Petroleum, Energy and Mines				0.7	6.0		6.7
Republique Islamique de Mauritanie a	25.1						25.1
Société Mauritanienne des Hydrocarbures	20.4						20.4
Total	45.6			0.7	6.0		52.3

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Block C8	45.6			0.7	6.0		52.3
Total	45.6			0.7	6.0		52.3

a
Comprises payments in kind of $25.1 million: for $2.8 million for 0.05 million barrels of condensate and $22.3 million for 3.6 million mmBtu of gas, both valued as per the Sales Purchase Agreement (SPA), In addition $20.4 million was paid in cash.

Oman

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Makarim Gas Developmenta	530.0						530.0
Ministry of Energy and Mineralsb	1,668.3			0.4			1,668.7
Ministry of Labour				1.6			1.6
Oman Tax Authorityc		683.3					683.3
Total	2,198.2	683.3		2.0			2,883.6

Projects	Production entitlementsa,b	Taxesc	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Khazzan	2,198.2	683.3		2.0			2,883.6
Total	2,198.2	683.3		2.0			2,883.6

a
Comprises payments in kind of $177.5 million for 2.49 million barrels of condensates valued at market prices, $352.2 million for 98.01 million mmBtu of gas valued per the Gas Sales Agreement and $0.27 million was paid in cash.

b
Comprises payments in kind of $781.2 million for 11.02 million barrels of condensates valued at market prices, 886.02 million for 246.5 million mmBtu of gas valued per the Gas Sales Agreement and $1.1 million was paid in cash.

c	Pursuant to the relevant agreements, the Ministry of Oil and Gas paid $683.3 million of taxes on bp’s behalf out of their production entitlement.

Senegal

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Fisheries and Maritime Economy						5.4	5.4
Municipality of St Louis						0.8	0.8
Republique du Senegal	18.3						18.3
Société des pétroles du Sénégal	3.7			0.3			4.0
Total	22.0			0.3		6.2	28.6

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Block St Louis Profond	22.0			0.3			22.3
Payments not attributable to projects						6.2	6.2
Total	22.0			0.3		6.2	28.6

Trinidad and Tobago

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Board of Inland Revenue		79.4					79.4
Ministry of Energy and Energy Industriesa		273.7		4.5			278.2
Total		353.1		4.5			357.6

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Block 25A				1.0			1.0
Block 25B				0.2			0.2
Block 5B				2.1			2.1
Block NCMA2				1.2			1.2
BPTT Blocksa		353.1					353.1
Total		353.1		4.5			357.6

a	Includes Royalty payments of $248.2 million.

United Arab Emirates

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Abu Dhabi National Oil Company				6.4			6.4
Department of Finance Abu Dhabi		4,189.8					4,189.8
Total		4,189.8		6.4			4,196.2

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
ADCO Concession (Onshore)		4,189.8		6.4			4,196.2
Total		4,189.8		6.4			4,196.2

United Kingdom

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
HM Revenue and Customsa,b		1,040.8					1,040.8
Oil and Gas Authority				8.3			8.3
The Crown Estate				0.4			0.4
Total		1,040.8		8.7			1,049.5

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Andrew				0.5			0.5
Clair				0.5			0.5
Decommissioninga		(9.9)		0.3			(9.7)
ETAP				1.7			1.7
Exploration				0.2			0.2
Foinaven				2.4			2.4
Murlach				0.5			0.5
Non-Operateda		(0.4)		0.7			0.3
Pipelines				0.4			0.4
Schiehallion				1.1			1.1
Seagull				0.5			0.5
Payments not attributable to projectsb		1,051.1					1,051.1
Total		1,040.8		8.7			1,049.5

a	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.
b	Settlement of UK Direct Taxes which include interest over/under payments.

United States

$ million
Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
IRSa		30.0					30.0
Office of Natural Revenue/Department Interior			958.5	12.5	12.3		983.3
State of Colorado		(0.2)					(0.2)
State of Louisianab		35.6	12.3				47.9
State of New Mexico		(2.2)					(2.2)
State of Texas		206.4	139.5	1.4			347.3
Total		269.7	1,110.3	13.9	12.3		1,406.1

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Colorado		(0.2)					(0.2)
Gulf of America - Central			914.7	12.5	12.3		939.5
Gulf of America - Western			42.1				42.1
Louisianab		35.6	13.9				49.5
New Mexico		(2.2)					(2.2)
Texas		206.4	139.5	1.4			347.3
Payments not attributable to projectsa		30.0					30.0
Total		269.7	1,110.3	13.9	12.3		1,406.1

a	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.
b	Payments to states where bp has no extractive activities relate to escheatment of Royalties.

Other resources

Detailed data associated with the Payments to Governments Report, filed with UK Registrar
extractives.companieshouse.gov.uk

Other reports

bp.com/annualreport

bp.com/tax

bp Economic Impact Reports

bp.com/USImpactReport

bp.com/uk/eir

Contacts

	London	Houston

Press Office	Rita Brown	Paul Takahashi
	+44 (0) 7787 685821	+1 713 903 9729

Payment	Amount	Type	Country	Government	Extraction Method	Resource	Project	In kind Y/N	In Kind
1	0.3	Tax	Angola	Ministry of Finance	Well	Crude Oil	Payments not attributable to projects
2	6.4	Fees	Australia	AUSTRALIAN TAXATION OFFICE	Well	Crude Oil	North West Shelf
3	6.4	Fees	Australia	DEPARTMENT FOR ENERGY AND MINING	Well	Crude Oil	North West Shelf
4	0.7	Fees	Australia	Department of Finance	Well	Crude Oil	North West Shelf
5	80.3	Royalties	Australia	Department of Mines, Industry Regulation and Safety	Well	Crude Oil	North West Shelf
6	83.0	Tax	Australia	AUSTRALIAN TAXATION OFFICE	Well	Crude Oil	North West Shelf
7	450.0	Bonuses	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Azeri-Chirag-Deepwater Guneshli - PSA
8	0.2	Bonuses	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shah Deniz - PSA
9	2.1	Fees	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shafag-Asiman PSA
10	1,122.7	Production Entitlements	Azerbaijan	Azerbaijan (ACG) Ltd. (SOCAR subsidiary)	Well	Crude Oil	Azeri-Chirag-Deepwater Guneshli - PSA	Yes	Includes payments in kind of $$1,123 million for 16.7 million barrels of crude oil valued at netback value per the production sharing agreement
11	881.4	Production Entitlements	Azerbaijan	SGC Upstream LLC	Well	Crude Oil	Shah Deniz - PSA
12	251.2	Production Entitlements	Azerbaijan	SGC Upstream LLC	Well	Crude Oil	Shah Deniz - PSA	Yes	Includes payments in kind of $251.2 million for 3.9 million barrels of crude oil valued at netback value per the production sharing agreement.
13	268.0	Production Entitlements	Azerbaijan	State Oil Company of Azerbaijan Republic (SOCAR)	Well	Gas	Azeri-Chirag-Deepwater Guneshli - PSA	Yes	Payments in kind of $268.0 million for 2.9 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.
14	4,745.9	Production Entitlements	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Azeri-Chirag-Deepwater Guneshli - PSA	Yes	Includes payments in kind of $$4,745.9 million for 70.2 million barrels of crude oil valued at netback value per the production sharing agreement
15	1,423.0	Production Entitlements	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shah Deniz - PSA
16	425.6	Production Entitlements	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shah Deniz - PSA	Yes	Includes payments in kind of $425.6 million for 6.6 million barrels of crude oil valued at netback value per the production sharing agreement.
17	38.1	Tax	Azerbaijan	Ministry of Taxes	Well	Crude Oil	Azeri-Chirag-Deepwater Guneshli - PSA
18	389.8	Tax	Azerbaijan	Ministry of Taxes	Well	Crude Oil	Shah Deniz - PSA
19	0.4	Fees	Brazil	Petrobras	Well	Crude Oil	C-M-477
20	11.4	Fees	Canada	Canada Newfoundland and Labrador Offshore Energy Regulator	Well	Crude Oil	Newfoundland Exploration
21	0.4	Fees	Canada	Government of Alberta	Well	Crude Oil	Terre De Grace
22	0.2	Fees	Canada	Natural Resources Canada	Well	Crude Oil	Newfoundland Exploration
23	1.0	Bonuses	Egypt	Egyptian Natural Gas Holding	Well	Crude Oil	East Portsaid
24	2.0	Fees	Egypt	Egyptian General Petroleum	Well	Crude Oil	West Nile Delta
25	16.2	Production Entitlements	Egypt	Egyptian Natural Gas Holding	Well	Crude Oil	Ras El Bar	Yes	Includes payments in kind of $16.2 million for 0.9 million barrels of crude oil valued as net payable provision estimate per the production sharing agreement.
26	18.5	Tax	Egypt	Egyptian Tax Authority	Well	Crude Oil	Baltim
27	11.9	Tax	Egypt	Egyptian Tax Authority	Well	Crude Oil	El Qaraa
28	33.1	Tax	Egypt	Egyptian Tax Authority	Well	Crude Oil	North Alexandria / West Mediterranean Deep Water
29	199.7	Tax	Egypt	Egyptian Tax Authority	Well	Crude Oil	North Damietta
30	43.3	Tax	Egypt	Egyptian Tax Authority	Well	Crude Oil	North El Hammad Offshore
31	19.2	Tax	Egypt	Egyptian Tax Authority	Well	Crude Oil	Ras El Bar
32	1.1	Tax	Egypt	Egyptian Tax Authority	Well	Crude Oil	Temsah
33	0.8	Tax	Egypt	Egyptian Tax Authority	Well	Crude Oil	UGDC
34	57.4	Tax	Egypt	Egyptian Tax Authority	Well	Crude Oil	Zohr
35	118.1	Production Entitlements	India	Ministry of Petroleum & Natural Gas - Government of India	Well	Gas	KG D6 KG-DWN-98/3
36	82.8	Tax	India	Income Tax Department	Well	Gas	Payments not attributable to projects
37	972.2	Production Entitlements	Indonesia	Ministry of Finance	Well	LNG	Tangguh
38	97.2	Production Entitlements	Indonesia	Ministry of Finance	Well	LNG	Tangguh	Yes	Includes payments in kind of $97.2 million for 1.6 million barrels of condensates valued per the production sharing agreement. The remaining production entitlement for LNG was paid in cash.
39	355.0	Tax	Indonesia	Ministry of Finance	Well	LNG	Tangguh
40	25.0	Bonuses	Iraq	North Oil Company	Well	Crude Oil	Kirkuk
41	0.9	Fees	Libya	NOC	Well	Crude Oil	Payments not attributable to projects
42	6.0	Bonuses	Mauritania	Ministry of Petroleum, Energy & Mines	Well	LNG	Block C8
43	0.7	Fees	Mauritania	Ministry of Petroleum, Energy & Mines	Well	LNG	Block C8
44	25.1	Production Entitlements	Mauritania	Republique Islamique de Mauritanie	Well	LNG	Block C8	Yes
Comprises payments in kind of $25.1 million: for $2.8 million for 0.05 million barrels of condensate and $22.3 million for 3.6 million mmBtu of gas, both valued as per the Sales Purchase Agreement (SPA), In addition $20.4 million was paid in cash

45	20.4	Production Entitlements	Mauritania	Société Mauritanienne des Hydrocarbures	Well	LNG	Block C8
46	0.4	Fees	Oman	Ministry of Enrage and Minerals (MEM)	Well	Gas	Khazzan
47	1.6	Fees	Oman	Ministry of Labour	Well	Gas	Khazzan
48	352.5	Production Entitlements	Oman	Makarim Gas Development (MGD)	Well	Gas	Khazzan	Yes	Comprises $352.2 million for 98.01 million mmBtu of gas valued per the Gas Sales Agreement
49	177.5	Production Entitlements	Oman	Makarim Gas Development (MGD)	Well	Gas	Khazzan	Yes	Comprises payments in kind of $177.5 million for 2.49 million barrels of condensates valued at market prices,
50	1.1	Production Entitlements	Oman	Ministry of Enrage and Minerals (MEM)	Well	Gas	Khazzan
51	1,667.2	Production Entitlements	Oman	Ministry of Enrage and Minerals (MEM)	Well	Gas	Khazzan	Yes
Comprises payments in kind of $781.2 million for 11.02 million barrels of condensates valued at market prices, 886.02 million for 246.5 million mmBtu of gas valued per the Gas Sales Agreement and $1.1 million was paid in cash.

52	683.3	Tax	Oman	Oman Tax Authority	Well	Gas	Khazzan
53	0.3	Fees	Senegal	Société des pétroles du Sénégal	Well	LNG	Block St Louis Profond
54	5.4	Infrastructure	Senegal	Ministry of Fisheries and Maritime Economy	Well	LNG	Payments not attributable to projects
55	0.8	Infrastructure	Senegal	Municipality of St Louis	Well	LNG	Payments not attributable to projects
56	18.3	Production Entitlements	Senegal	Republique du Senegal	Well	LNG	Block St Louis Profond
57	3.7	Production Entitlements	Senegal	Société des pétroles du Sénégal	Well	LNG	Block St Louis Profond
58	1.0	Fees	Trinidad	Ministry of Energy and Energy Industries	Well	LNG	Block 25A
59	0.2	Fees	Trinidad	Ministry of Energy and Energy Industries	Well	LNG	Block 25B
60	2.1	Fees	Trinidad	Ministry of Energy and Energy Industries	Well	LNG	Block 5B
61	1.2	Fees	Trinidad	Ministry of Energy and Energy Industries	Well	LNG	Block NCMA2
63	79.4	Tax	Trinidad	Board of Inland Revenue	Well	LNG	BPTT Blocks
64	273.7	Tax	Trinidad	Ministry of Energy and Energy Industries	Well	LNG	BPTT Blocks	Yes	Includes Royalty payments of $248.2 million.
65	6.4	Fees	United Arab Emirates	Abu Dhabi National Oil Company	Well	Crude Oil	ADCO Concession (Onshore)
66	4,189.8	Tax	United Arab Emirates	Department of Finance Abu Dhabi	Well	Crude Oil	ADCO Concession (Onshore)
67	0.5	Fees	United Kingdom	OIL AND GAS AUTHORITY	Well	Crude Oil	Andrew
68	0.5	Fees	United Kingdom	OIL AND GAS AUTHORITY	Well	Crude Oil	Clair
69	0.3	Fees	United Kingdom	OIL AND GAS AUTHORITY	Well	Crude Oil	Decommissioning
70	1.7	Fees	United Kingdom	OIL AND GAS AUTHORITY	Well	Crude Oil	ETAP
71	0.2	Fees	United Kingdom	OIL AND GAS AUTHORITY	Well	Crude Oil	Exploration
72	2.4	Fees	United Kingdom	OIL AND GAS AUTHORITY	Well	Crude Oil	Foinaven
73	0.5	Fees	United Kingdom	OIL AND GAS AUTHORITY	Well	Crude Oil	Murlach
74	0.7	Fees	United Kingdom	OIL AND GAS AUTHORITY	Well	Crude Oil	Non Operated
75	1.1	Fees	United Kingdom	OIL AND GAS AUTHORITY	Well	Crude Oil	Schiehallion
76	0.5	Fees	United Kingdom	OIL AND GAS AUTHORITY	Well	Crude Oil	Seagull
77	0.4	Fees	United Kingdom	THE CROWN ESTATE	Well	Crude Oil	Pipelines
78	(9.9)	Tax	United Kingdom	HMRC	Well	Crude Oil	Decommissioning
79	(0.4)	Tax	United Kingdom	HMRC	Well	Crude Oil	Non Operated
80	1,051.1	Tax	United Kingdom	HMRC	Well	Crude Oil	Payments not attributable to projects
81	12.3	Bonuses	USA	Office of Natural Resources Revenue/Department of the Interior	Well	Crude Oil	Gulf of America - Central
82	12.5	Fees	USA	Office of Natural Resources Revenue/Department of the Interior	Well	Crude Oil	Gulf of America - Central
83	1.4	Fees	USA	State of Texas	Well	Crude Oil	Texas
84	914.7	Royalties	USA	Office of Natural Resources Revenue/Department of the Interior	Well	Crude Oil	Gulf of America - Central
85	42.1	Royalties	USA	Office of Natural Resources Revenue/Department of the Interior	Well	Crude Oil	Gulf of America - Western
86	1.7	Royalties	USA	Office of Natural Resources Revenue/Department of the Interior	Well	Crude Oil	Louisiana
87	12.3	Royalties	USA	State of Louisiana	Well	Crude Oil	Louisiana
88	139.5	Royalties	USA	State of Texas	Well	Crude Oil	Texas
89	30.0	Tax	USA	IRS	Well	Crude Oil	Payments not attributable to projects
90	(0.2)	Tax	USA	State of Colorado	Well	Crude Oil	Colorado
91	35.6	Tax	USA	State of Louisiana	Well	Crude Oil	Louisiana
92	(2.2)	Tax	USA	State of New Mexico	Well	Crude Oil	New Mexico
93	206.4	Tax	USA	State of Texas	Well	Crude Oil	Texas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 June 2026
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary